Exhibit 99.3

Franco Nevada

Franco-Nevada

2024

SECOND QUARTER FINANCIAL STATEMENTS

Franco-Nevada Corporation

Condensed Consolidated Statements of Financial Position

(unaudited, in millions of U.S. dollars)

	At June 30,	At December 31,
	2024	2023
ASSETS
Cash and cash equivalents (Note 4)	$1,439.0	$1,421.9
Receivables	120.9	111.0
Loans receivable (Note 6)	10.2	—
Gold bullion, prepaid expenses and other current assets (Note 7)	98.2	82.4
Current assets	$1,668.3	$1,615.3

Royalty, stream and working interests, net (Note 8)	$4,031.1	$4,027.1
Investments (Note 5)	278.0	254.5
Loans receivable (Note 6)	75.7	24.8
Deferred income tax assets	35.4	37.0
Other assets (Note 9)	52.7	35.4
Total assets	$6,141.2	$5,994.1

LIABILITIES
Accounts payable and accrued liabilities	$30.1	$30.9
Current income tax liabilities	27.2	8.3
Current liabilities	$57.3	$39.2

Deferred income tax liabilities (Note 17)	$234.1	$180.1
Other liabilities	4.6	5.7
Total liabilities	$296.0	$225.0

SHAREHOLDERS’ EQUITY
Share capital (Note 18)	$5,753.9	$5,728.2
Contributed surplus	20.3	20.6
Retained earnings	294.0	212.3
Accumulated other comprehensive loss	(223.0)	(192.0)
Total shareholders’ equity	$5,845.2	$5,769.1
Total liabilities and shareholders’ equity	$6,141.2	$5,994.1

Commitments and contingencies (Notes 22 and 23)
Subsequent events (Note 24)

The accompanying notes are an integral part of these condensed consolidated financial statements.

2024 Second Quarter Financial Statements	2

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenue
Revenue from royalty, streams and working interests (Note 11)	$257.6	$329.9	$513.2	$606.2
Interest revenue (Note 6a and b)	2.2	—	3.1	—
Other interest income (Note 6c)	0.3	—	0.6	—
Total revenue	$260.1	$329.9	$516.9	$606.2

Costs of sales
Costs of sales (Note 12)	$29.1	$47.1	$62.7	$85.3
Depletion and depreciation	52.9	75.1	111.1	136.1
Total costs of sales	$82.0	$122.2	$173.8	$221.4
Gross profit	$178.1	$207.7	$343.1	$384.8

Other operating expenses (income)
General and administrative expenses (Note 13)	$8.4	$6.2	$14.1	$12.4
Share-based compensation expenses (Note 14)	1.8	2.4	4.6	5.6
Gain on disposal of royalty interests (Note 8)	—	—	(0.3)	(3.7)
Gain on sale of gold bullion	(1.1)	(1.4)	(2.5)	(2.1)
Total other operating expenses	$9.1	$7.2	$15.9	$12.2
Operating income	$169.0	$200.5	$327.2	$372.6
Foreign exchange (loss) gain and other (expenses) income	$(9.8)	$1.7	$(11.4)	$3.9
Income before finance items and income taxes	$159.2	$202.2	$315.8	$376.5

Finance items (Note 16)
Finance income	$16.2	$10.0	$32.2	$20.5
Finance expenses	(0.6)	(0.7)	(1.2)	(1.4)
Net income before income taxes	$174.8	$211.5	$346.8	$395.6

Income tax expense (Note 17)	95.3	27.0	122.8	54.6
Net income	$79.5	$184.5	$224.0	$341.0

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(12.3)	$30.3	$(51.5)	$29.9

Items that will not be reclassified subsequently to profit and loss:
Gain (loss) on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax (Note 5)	15.4	(5.8)	17.2	1.0
Other comprehensive income (loss), net of taxes	$3.1	$24.5	$(34.3)	$30.9

Comprehensive income	$82.6	$209.0	$189.7	$371.9

Earnings per share (Note 19)
Basic	$0.41	$0.96	$1.17	$1.78
Diluted	$0.41	$0.96	$1.16	$1.77
Weighted average number of shares outstanding (Note 19)
Basic	192.3	191.9	192.2	191.9
Diluted	192.5	192.2	192.4	192.2

The accompanying notes are an integral part of these condensed consolidated financial statements.

2024 Second Quarter Financial Statements	3

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the six months ended
	June 30,
	2024	2023
Cash flows from operating activities
Net income	$224.0	$341.0
Adjustments to reconcile net income to net cash provided by operating activities:
Interest revenue	(3.1)	—
Other interest income	(0.6)	—
Depletion and depreciation	111.1	136.1
Share-based compensation expenses	2.9	3.2
Gain on disposal of royalty interests	(0.3)	(3.7)
Unrealized foreign exchange loss (gain)	7.8	(3.5)
Deferred income tax expense	56.3	15.1
Other non-cash items	(0.3)	(2.0)
Acquisition of gold bullion	(32.4)	(25.2)
Proceeds from sale of gold bullion	16.6	18.6
Changes in other assets	(17.4)	—
Operating cash flows before changes in non-cash working capital	$364.6	$479.6
Changes in non-cash working capital:
Increase in receivables	$(9.9)	$(8.7)
Decrease (increase) in prepaid expenses and other	2.5	(4.0)
Increase in current liabilities	15.7	4.8
Net cash provided by operating activities	$372.9	$471.7

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(163.1)	$(270.8)
Advances of loans receivable	(83.5)	—
Acquisition of investments	(11.0)	(0.5)
Proceeds from repayment of loan receivable	18.9	—
Proceeds from sale of royalty interests	11.2	7.0
Proceeds from sale of investments	1.1	1.9
Acquisition of energy well equipment	(0.7)	(0.8)
Acquisition of property and equipment	(0.1)	—
Net cash used in investing activities	$(227.2)	$(263.2)

Cash flows used in financing activities
Payment of dividends	$(119.2)	$(116.4)
Proceeds from exercise of stock options	2.7	2.9
Revolving credit facility amendment costs	(0.8)	—
Net cash used in financing activities	$(117.3)	$(113.5)
Effect of exchange rate changes on cash and cash equivalents	$(11.3)	$3.6
Net change in cash and cash equivalents	$17.1	$98.6
Cash and cash equivalents at beginning of period	$1,421.9	$1,196.5
Cash and cash equivalents at end of period	$1,439.0	$1,295.1

Supplemental cash flow information:
Income taxes paid	$42.5	$50.9
Dividend income received	$4.2	$5.6
Interest and standby fees paid	$1.0	$1.2

The accompanying notes are an integral part of these condensed consolidated financial statements.

2024 Second Quarter Financial Statements	4

Franco-Nevada Corporation

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive	Retained
	(Note 18)	surplus	loss	earnings	Total equity
Balance at January 1, 2023	$5,695.3	$15.6	$(233.7)	$940.4	$6,417.6
Net income	—	—	—	341.0	341.0
Other comprehensive income, net of taxes	—	—	30.9	—	30.9
Total comprehensive income					$371.9

Exercise of stock options	$3.8	$(0.9)	$—	$—	$2.9
Share-based payments	—	3.5	—	—	3.5
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(0.4)	0.4	—
Dividend reinvestment plan	14.5	—	—	—	14.5
Dividends declared	—	—	—	(130.9)	(130.9)
Balance at June 30, 2023	$5,713.6	$18.2	$(203.2)	$1,150.9	$6,679.5

Balance at January 1, 2024	$5,728.2	$20.6	$(192.0)	$212.3	$5,769.1
Net income	—	—	—	224.0	224.0
Other comprehensive loss, net of taxes	—	—	(34.3)	—	(34.3)
Total comprehensive income					$189.7

Exercise of stock options	$3.5	$(0.8)	$—	$—	$2.7
Share-based payments	—	2.9	—	—	2.9
Vesting of restricted share units	2.4	(2.4)	—	—	—
Transfer of loss on disposal of equity investments at FVTOCI	—	—	3.3	(3.3)	—
Dividend reinvestment plan	19.8	—	—	—	19.8
Dividends declared	—	—	—	(139.0)	(139.0)
Balance at June 30, 2024	$5,753.9	$20.3	$(223.0)	$294.0	$5,845.2

The accompanying notes are an integral part of these condensed consolidated financial statements.

2024 Second Quarter Financial Statements	5

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 - Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, United States, Canada, Australia, Europe and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Commerce Court West, Toronto, Ontario, Canada.

Note 2 - Material Accounting Policy Information

(a)     Basis of Presentation

These unaudited condensed consolidated interim financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries (its “subsidiaries”) (hereinafter together with Franco-Nevada, the “Company”). These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2023 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2023, with the exception of the presentation of interest revenue and other interest income related to the Company’s loans receivable, as further detailed below:

Loans Receivable

Loans receivable that are held for collection of contractual cash flows and where those cash flows represent solely payments of principal and interest are classified as financial assets at amortized cost. Loans are measured at amortized cost using the effective interest method, less any impairment loss allowance. The impairment loss allowance for the loan receivable is measured based on expected credit losses under the general approach. Interest income is recognized by applying the effective interest rate (“EIR”) method and presented within revenue as interest revenue in the statement of income and comprehensive income.

Loans receivable that are held for collection of contractual cash flows but where those cash flows do not represent solely payments of principal and interest are classified as financial assets at fair value through profit or loss (“FVTPL”). Loans receivable that are classified at FVTPL are initially recognized at the fair value of the consideration received. Subsequent to initial recognition, the loans receivable classified as FVTPL are measured at fair value. Changes in the fair values of the loans receivable are recognized as other income (expenses) in the statement of income and comprehensive income. The interest income, calculated by applying the contractual interest rate to the principal outstanding at the end of each reporting period, is presented separately from changes in fair value and is included within revenue as other interest income in the statement of income and comprehensive income.

The financial statements included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on August 13, 2024.

(b)     Significant Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The areas of judgment and estimation are consistent with those reported in the annual consolidated financial statements for the year ended December 31, 2023.

2024 Second Quarter Financial Statements	6

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(c)     New and Amended Accounting Standards Adopted by the Company

The following standard was effective and implemented as of January 1, 2024.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on the Company’s condensed consolidated interim financial statements as a result of the adoption of these amendments.

(d)     New Accounting Standards Issued But Not Yet Effective

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVTOCI. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

Note 3 - Acquisitions and Other Transactions

(a)	Acquisition of Royalty on Newmont Corporation’s Yanacocha Operations – Peru

Subsequent to quarter-end, on August 13, 2024, the Company, through a wholly-owned subsidiary, acquired from Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) and its subsidiary, an existing 1.8% NSR on all minerals (the “Yanacocha Royalty”) covering Newmont Corporation’s (“Newmont”) Yanacocha mine and adjacent mineral properties, including the Conga project, located in Peru.

Consideration for the Yanacocha Royalty consists of $210.0 million paid in cash on closing, plus a contingent payment of $15.0 million payable in Franco-Nevada common shares (equivalent to 118,534 common shares determined as of the date of the agreement), payable upon the Conga project achieving commercial production for a full year prior to the 20th anniversary of closing.

Franco-Nevada will also hold a right of first refusal on the sale by Buenaventura of certain of their royalty interests, including incremental royalties on Conga and other deposits.

The acquisition of the Yanacocha Royalty is effective July 1, 2024.

(b)	Acquisition of Gold Stream on SolGold plc’s Cascabel Copper-Gold Project – Ecuador

Subsequent to quarter-end, on July 15, 2024, the Company acquired, through its wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNB”), a gold stream (the “Cascabel Stream”) from SolGold plc (“SolGold”) with reference to production from the Cascabel project located in Ecuador. FNB and Osisko Gold Royalties Ltd.’s subsidiary, Osisko Bermuda Limited (“Osisko”), have syndicated a stream financing package on a 70%/30% basis. FNB will provide a total of $525.0 million and Osisko a total of $225.0 million for a total combined funding of $750.0 million as follows:

●	FNB will provide $70.0 million and Osisko $30.0 million for a total of $100.0 million in pre-construction funding available as three equal sized staged payments. FNB funded an upfront deposit of $23.4 million at closing, and

2024 Second Quarter Financial Statements	7

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

will fund two additional staged deposits of $23.3 million each, subject to completion of key development milestones.
●	FNB will make $455.0 million available and Osisko will make $195.0 million available for a total of $650.0 million towards construction. Funding is subject to customary conditions including receipt of all material permits, a construction decision approved by the SolGold board of directors and the remainder of the required project financing being available.

Stream deliveries attributable to FNB are based on gold production from the Cascabel property, according to the following schedule:

●	14.0% of gold produced in concentrate until 525,000 ounces of gold have been delivered.
●	Thereafter, 8.4% of gold produced in concentrate for the remaining life of mine.

SolGold will receive 20% of the spot gold price for each ounce of gold delivered.

Other terms include:

●	In the event of a change of control within five years from closing, FNB has the option to terminate the Cascabel Stream and receive repayment of the deposit that has been advanced by such date plus a return. If not elected, SolGold may purchase 50% of the Cascabel Stream if the change of control occurs within three years from closing and 33.33% of the Cascabel Stream if the change of control occurs in the following two years for a one-time gold payment equal to a 15.0% internal rate of return on the portion of the deposit being bought back that has been advanced by such date, plus a change of control fee.
●	FNB and Osisko have obtained a right of first refusal on any future royalties or streams over the Cascabel concession and the Cascabel Stream applies to any production from other properties owned by SolGold that is processed through the project mill or infrastructure.
●	The Cascabel Stream has adjustment mechanisms in the event of changes to the scale or timeline of development. SolGold and certain of its subsidiaries will provide FNB and Osisko with corporate guarantees and security over their assets related to the Cascabel project.
●	FNB has agreed to contribute to environmental and social initiatives carried out by SolGold in the vicinity of the project for $750,000 over a 3-year period on a 70%/30% basis with Osisko.
(c)	Private Placement with G Mining Ventures Corp.

Subsequent to quarter-end, on July 12, 2024, the Company completed a private placement of $25 million with G Mining Ventures Corp. (“G Mining Ventures”) at a price of C$2.279 per share.

(d)	Term Loan with EMX Royalty Corporation

On June 19, 2024, the Company, through a wholly-owned subsidiary, entered into a term loan agreement with EMX Royalty Corporation (“EMX”) of $35.0 million (the “EMX Term Loan”). As at June 30, 2024, no amount had been advanced under the EMX Term Loan. The Company advanced the full amount of the loan to EMX subsequent to quarter-end, on August 9, 2024 (net of a commitment fee equal to 1% of the principal amount).

The EMX Term Loan is a senior secured term loan which matures on July 1, 2029. Interest is payable monthly at a rate equal to the 3-Month Term Secured Overnight Financing Rate (“3-Month SOFR”) plus an applicable margin based on EMX’s net debt to adjusted EBITDA ratio. During each year, EMX may prepay $10.0 million of the principal amount outstanding without penalty, on a cumulative basis.

(e)	Term Loan with SolGold

On May 13, 2024, the Company provided a $10.0 million term loan to SolGold (the “SolGold Term Loan”) which was repaid subsequent to quarter-end, on July 17, 2024. The SolGold Term Loan had a maturity date of July 19, 2024 and carried an interest rate of 12% per annum with interest payments deferred until maturity. Interest earned on the SolGold Term Loan is included in revenue for the three and six months ended June 30, 2024.

The SolGold Term Loan has been accounted for as a loan receivable measured at amortized cost in accordance with IFRS 9. Refer to Note 6 (b) for further details.

(f)	Funding of G Mining Ventures Term Loan for the Tocantinzinho Project – Brazil

On April 19, 2024, the Company funded, through a wholly-owned subsidiary, a second and final advance of $33.0 million to G Mining Ventures pursuant to a term loan agreement in connection with the Tocantinzinho gold project (the “G Mining Ventures Term Loan”). Together with the initial advance of $42.0 million on January 29, 2024, the Company has met the total commitment of $75.0 million under the G Mining Ventures Term Loan.

2024 Second Quarter Financial Statements	8

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The G Mining Ventures Term Loan is a 6-year term loan, which bears interest at a rate of 3-Month SOFR +5.75% per annum, reducing to 3-Month SOFR +4.75% per annum after completion tests have been achieved at the Tocantinzinho project. Interest earned on the G Mining Ventures Term Loan is included in revenue for the three and six months ended June 30, 2024.

The G Mining Ventures Term Loan is accounted for as a loan receivable measured at amortized cost in accordance with IFRS 9. Refer to Note 6 (a) for further details.

(g)	Acquisition of Royalty on Claims in the Stewart Mining Camp and Private Placement with Scottie Resources Corp. – British Columbia, Canada

On April 15, 2024, the Company acquired a 2.0% gross production royalty on all minerals produced on Scottie Resources Corp.’s (“Scottie”) claims in the Stewart Mining Camp in the Golden Triangle in British Columbia, Canada, for a purchase price of $5.9 million (C$8.1 million).

In addition, the Company acquired 5,422,994 common shares of Scottie at a price of C$0.18 per common share for an aggregate of $0.7 million (C$1.0 million).

The acquisition of the gross production royalty has been accounted for as an acquisition of a mineral interest and the common shares of Scottie has been accounted for as an equity investment designated at FVTOCI.

(h)	Receipt of Séguéla Royalty Buy-Back – Cote d’Ivoire

On March 30, 2024, Fortuna Mining Corp. (“Fortuna”) exercised its option to buy-back 0.6% of the Company’s initial 1.2% NSR on the Séguéla mine, such that the Company’s NSR on the Séguéla mine is now 0.6%. Fortuna paid Franco-Nevada $6.5 million (A$10 million) on April 1, 2024 for the exercise of the buy-back option.

The transaction has been accounted for as a disposal of a mineral interest.

(i)	Amendments to Condestable Gold and Silver Stream – Peru

On March 27, 2024, the Company amended, its precious metal stream agreement with reference to the gold and silver production from the Condestable mine in Peru, owned and operated by a subsidiary of Southern Peaks Mining LP, a private company, by advancing, through a wholly-owned subsidiary, an additional up-front deposit of $10.0 million for a total combined deposit of $175.0 million. Under the amended agreement, following the end of the fixed delivery period on December 31, 2025, Franco-Nevada will receive 63% of the gold and silver contained in concentrate until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the “Variable Phase 1 Deliveries”), then 37.5% over the remaining life of the mine (the “Variable Phase 2 Deliveries”). The March 2024 amendment increased the Variable Phase 2 Deliveries from 25% to 37.5%.

The transaction has been accounted for as an acquisition of a mineral interest.

(j)	Acquisition of Silver Royalty on Stibnite Gold Project – U.S.

On March 21, 2024, the Company acquired, through a wholly-owned subsidiary, a NSR interest covering all of the payable silver production from the Stibnite Gold project in Idaho, U.S, for a purchase price of $8.5 million.

The transaction has been accounted for as an acquisition of a mineral interest.

(k)	Exercise of Option by EMX for an Effective NSR Interest on Caserones – Chile

On January 19, 2024, EMX exercised an option to acquire a portion of the Company’s effective NSR on the Caserones mine for a price of $4.7 million, such that the Company’s effective NSR on Caserones is now 0.517%.

The transaction has been accounted for as a disposal of a mineral interest.

(l)	Acquisition of Royalties on Pascua-Lama Project – Chile

On January 3, 2024, the Company acquired, through a wholly-owned subsidiary, an additional interest in the Chilean portion of Barrick Gold Corporation’s Pascua-Lama project for a purchase price of $6.7 million. Including the interests the Company acquired in August 2023, at gold prices exceeding $800/ounce, the Company now hold a 2.941% NSR (gold) and a 0.588% NSR (copper) on the property.

The transaction has been accounted for as an acquisition of a mineral interest.

2024 Second Quarter Financial Statements	9

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(m)	Acquisition of Additional Natural Gas Royalty Interests in Haynesville – U.S.

On January 2, 2024, the Company, through wholly-owned subsidiaries, closed the acquisition of a royalty portfolio in the Haynesville gas play in Louisiana and Texas for a total purchase price of $125.0 million. The Company had funded an initial deposit of $12.5 million in November 2023, when it entered into the agreement. The remainder of the purchase price of $112.5 million was funded upon closing of the transaction in January 2024.

The transaction was accounted for as an acquisition of a royalty interest.

(n)	Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

The Company, through a wholly-owned subsidiary, have a strategic relationship with Continental Resources Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $5.3 million and $19.1 million for Q2 2024 and H1 2024, respectively (Q2 2023 – $3.5 million and H1 2023 - $5.9 million, respectively). As at June 30, 2024, Franco-Nevada’s cumulative investment in the Royalty Acquisition Venture totaled $469.3 million and Franco-Nevada has remaining commitments of up to $50.7 million.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

Note 4 - Cash and Cash Equivalents

Cash and cash equivalents comprised the following:

	At June 30,	At December 31,
	2024	2023
Cash deposits	$519.0	$571.4
Term deposits	920.0	850.5
	$1,439.0	$1,421.9

As at June 30, 2024 and December 31, 2023, cash and cash equivalents were primarily held in interest-bearing deposits. Interest earned on cash and cash equivalents is presented as finance income, referenced in Note 16.

Note 5 - Investments

Investments comprised the following:

	At June 30,	At December 31,
	2024	2023
Equity investments at FVTOCI	$267.5	$246.4
Warrants	10.5	8.1
	$278.0	$254.5

Equity Investments at FVTOCI

Equity investments comprised the following:

	At June 30,	At December 31,
	2024	2023
Labrador Iron Ore Royalty Corporation ("LIORC")	$134.6	$152.7
G Mining Ventures	77.1	47.6
Other	55.8	46.1
	$267.5	$246.4

Subsequent to quarter-end, on July 12, 2024, we completed a private placement of $25 million with G Mining Ventures at a price of C$2.279 per share.

During the six months ended June 30, 2024, the Company disposed of equity investments with a cost of $12.3 million (H1 2023 – $1.3 million) for gross proceeds of $8.5 million (H1 2023 – $1.9 million).

2024 Second Quarter Financial Statements	10

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The change in the fair value of equity investments recognized in other comprehensive income (loss) for the periods ended June 30, 2024 and 2023 were as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Gain (loss) on changes in the fair value of equity investments at FVTOCI	$17.8	$(6.6)	$19.8	$1.2
Income tax (expense) recovery in other comprehensive income (loss)	(2.4)	0.8	(2.6)	(0.2)
Gain (loss) on changes in the fair value of equity investments at FVTOCI, net of income tax	$15.4	$(5.8)	$17.2	$1.0

Note 6 – Loans Receivable

Loans receivable comprised the following:

	At June 30,	At December 31,
	2024	2023
G Mining Ventures Term Loan	$75.7	$—
SolGold Term Loan	10.2	—
Skeena Convertible Debenture	—	24.8
Loans receivable	$85.9	$24.8
Provision for expected credit losses	—	—
Loans receivable, net	$85.9	$24.8
Current	$10.2	$—
Non-Current	75.7	24.8
Loans receivable, net	$85.9	$24.8

(a)	G Mining Ventures Term Loan

On January 29, 2024 and April 19, 2024, the Company funded $42.0 million and $33.0 million, respectively, to G Mining Ventures for a total of $75.0 million pursuant to the G Mining Ventures Term Loan.

The G Mining Ventures Term Loan is a 6-year term loan, which bears interest at a rate of 3-Month SOFR +5.75% per annum, reducing to 3-Month SOFR +4.75% after completion tests have been achieved at the Tocantinzinho project. Repayment of principal, accrued interest, and accrued fees will begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028. Fees included a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount paid on principal amounts drawn.

The G Mining Ventures Term Loan is measured at amortized cost less any impairment loss allowance. The Company determined that the impairment loss allowance on the G Mining Ventures Term Loan at the end of the reporting period, measured based on expected credit losses under the general approach, was nominal. Interest revenue is recognized by applying the EIR method and presented within revenue as interest revenue in the statement of income and comprehensive income. For the three months and six months ended June 30, 2024, the Company recognized interest revenue of $2.0 million and $2.9 million, respectively.

(b)	SolGold Loan Facility

On May 13, 2024, the Company funded $10.0 million to SolGold pursuant to the SolGold Term Loan. The SolGold Term Loan had a maturity date of July 19, 2024 and carried an interest rate of 12% per annum with interest payments deferred until maturity.

The SolGold Term Loan is measured at amortized cost less any impairment loss allowance. The Company determined that the impairment loss allowance on the SolGold Term Loan at the end of the reporting period was nominal. Interest revenue is recognized by applying the EIR method and presented within revenue as interest revenue in the statement of income and comprehensive income. For the three months and six months ended June 30, 2024, the Company recognized interest revenue of $0.2 million.

Subsequent to quarter-end, on July 17, 2024, SolGold paid $10.2 million as full repayment for the SolGold Term Loan and the SolGold Term Loan was terminated.

2024 Second Quarter Financial Statements	11

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(c)	Skeena Convertible Debenture

On December 18, 2023, the Company advanced $18.7 million (C$25.0 million) to Skeena Resources Ltd. (“Skeena”) as a convertible debenture (the “Skeena Convertible Debenture”). The Skeena Convertible Debenture carried an interest rate of 7% and matured on the earlier of December 19, 2028, or on the completion of a project financing for Eskay Creek approved by the Board of Skeena. The Skeena Convertible Debenture was convertible into Skeena common shares at a conversion price of C$7.70. Interest payments were deferred and capitalized until maturity.

On June 26, 2024, following the completion of a project financing for Eskay Creek, the loan matured and the Company received $18.9 million (C$25.9 million) as full repayment for the Skeena Convertible Debenture.

The Skeena Convertible Debenture was measured at FVTPL using present value techniques and assumptions concerning the amount of and timing of future cash flows and discount rates which factored in the appropriate credit risk and the Black-Scholes option pricing model to calculate the fair value of the conversion option. Changes in the fair value of the Skeena Convertible Debenture were recognized as other income (expenses) in the statement of income and comprehensive income. For the three and six months ended June 30, 2024, the Company recognized a loss related to the change in fair value of the Skeena Convertible Debenture of $5.2 million and $5.7 million, respectively.

Interest income, calculated by applying the contractual interest rate of 7% to the principal outstanding at the end of each reporting period, is presented separately from changes in fair value and is included within revenue as other interest income in the statement of income and comprehensive income. For the three and six months ended June 30, 2024, the Company recognized other interest income of $0.3 million and $0.6 million, respectively.

(d)	EMX Term Loan

On June 19, 2024, the Company, through a wholly-owned subsidiary, entered into a term loan agreement with EMX to provide $35.0 million in funding. As at June 30, 2024, no amount had been advanced under the EMX Term Loan. The Company funded $35.0 million (net of a commitment fee equal to 1% of the principal amount), subsequent to quarter-end, on August 9, 2024.

The EMX Term Loan is a senior secured term loan which matures on July 1, 2024. Interest is payable monthly at a rate equal to the 3-Month SOFR plus an applicable margin between 3.0% and 4.25% depending on EMX’s net debt to adjusted EBITDA ratio. During each year, EMX may prepay $10.0 million of the principal amount outstanding without penalty, on a cumulative basis.

Note 7 – Gold Bullion, Prepaid Expenses and Other Current Assets

Gold bullion, prepaid expenses and other current assets comprised the following:

	At June 30,	At December 31,
	2024	2023
Gold bullion	$69.9	$51.3
Prepaid expenses	27.4	30.0
Stream ounces inventory	0.5	0.5
Debt issue costs	0.4	0.6
	$98.2	$82.4

2024 Second Quarter Financial Statements	12

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 8 - Royalty, Stream and Working Interests

(a)	Royalty, Stream and Working Interests

Royalty, stream and working interests, net of accumulated depletion and impairment losses and reversals, comprised the following:

			Impairment
		Accumulated	(losses)
As at June 30, 2024	Cost	depletion(1)	reversals(2)	Carrying value
Mining royalties	$1,717.5	$(775.3)	$—	$942.2
Streams	4,774.3	(3,463.5)	—	1,310.8
Energy	2,084.5	(846.5)	—	1,238.0
Advanced	406.1	(46.6)	—	359.5
Exploration	198.8	(18.2)	—	180.6
	$9,181.2	$(5,150.1)	$—	$4,031.1
1.	Accumulated depletion includes impairment losses recognized prior to the six months ended June 30, 2024.
2.	Impairment (losses) reversals recognized in the six months ended June 30, 2024.

			Impairments
		Accumulated	(losses)
As at December 31, 2023	Cost	depletion(1)	reversals(2)	Carrying value
Mining royalties	$1,709.7	$(761.0)	$—	$948.7
Streams	4,763.6	(2,235.4)	(1,169.2)	1,359.0
Energy	1,976.0	(825.5)	(4.1)	1,146.4
Advanced	444.5	(48.5)	—	396.0
Exploration	194.7	(17.7)	—	177.0
	$9,088.5	$(3,888.1)	$(1,173.3)	$4,027.1

1.	Accumulated depletion includes impairment losses recognized prior to the year ended December 31, 2023.
2.	Impairment (losses) reversals recognized in the year ended December 31, 2023 included the impairment related to Cobre Panama (refer to Note 23 (a)).

Changes in royalty, stream and working interests for the periods ended June 30, 2024 and December 31, 2023 were as follows:

	Mining
	royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2023	$865.8	$2,447.4	$1,181.5	$371.0	$61.8	$4,927.5
Additions	37.7	250.2	22.2	99.3	110.2	519.6
Disposals	—	—	—	(3.3)	—	(3.3)
Transfers	71.3	—	—	(75.6)	4.3	—
Impairment losses	—	(1,169.2)	(4.1)	—	—	(1,173.3)
Depletion	(40.2)	(169.4)	(60.8)	(0.3)	—	(270.7)
Impact of foreign exchange	14.1	—	7.6	4.9	0.7	27.3
Balance at December 31, 2023	$948.7	$1,359.0	$1,146.4	$396.0	$177.0	$4,027.1

Balance at January 1, 2024	$948.7	$1,359.0	$1,146.4	$396.0	$177.0	$4,027.1
Additions	—	10.8	132.5	8.9	13.3	165.5
Disposals	(10.8)	—	—	—	—	(10.8)
Transfers	44.8	—	—	(36.5)	(8.3)	—
Depletion	(20.5)	(59.0)	(30.4)	—	—	(109.9)
Impact of foreign exchange	(20.0)	—	(10.5)	(8.9)	(1.4)	(40.8)
Balance at June 30, 2024	$942.2	$1,310.8	$1,238.0	$359.5	$180.6	$4,031.1

Of the total net book value as at June 30, 2024, $3,059.1 million (December 31, 2023 - $2,990.9 million) is depletable and $972.0 million (December 31, 2023 - $1,036.2 million) is non-depletable.

2024 Second Quarter Financial Statements	13

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)	Disposals of Royalty Interests

On March 30, 2024, Fortuna exercised its option to buy-back 0.6% of the Company’s initial 1.2% NSR on the Séguéla mine for a price of $6.5 million (A$10 million).

On January 19, 2024, EMX exercised its option to acquire a portion of the Company’s effective NSR on the Caserones mine for a price of $4.7 million.

Note 9 - Other Assets

Other assets comprised the following:

	At June 30,	At December 31,
	2024	2023
Deposits related to CRA audits	$44.7	$27.7
Energy well equipment, net	5.7	5.8
Right-of-use assets, net	0.3	0.6
Debt issue costs	1.7	1.1
Furniture and fixtures, net	0.3	0.2
	$52.7	$35.4

Deposits related to CRA audits represent cash on deposit with CRA in connection with the Transfer Pricing Reassessments, as referenced in Note 23. During the six months ended June 30, 2024, the Company posted an additional cash deposit in the amount of $18.2 million (C$24.5 million).

Note 10 – Debt

Corporate Revolver

The Company has a $1.0 billion unsecured revolving term credit facility, with a $250.0 million accordion (the “Corporate Revolver”). On June 3, 2024, the Company extended the Corporate Revolver to June 3, 2029.

Advances under the Corporate Revolver can be drawn as follows:

U.S. dollars

·	Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.00% and 1.05% per annum depending upon the Company’s leverage ratio; or
·

Secured Overnight Financing Rate (“SOFR”) as administered by the Federal Reserve Bank of New York loans for periods of 1, 3 or 6 months with interest payable at a rate of SOFR, plus between 1.10% and 2.15% per annum, depending on the Company’s leverage ratio.

Canadian dollars

·	Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.00% and 1.05% per annum, depending on the Company’s leverage ratio; or
·

Canadian Overnight Repo Rate Average (“CORRA”) loans for a period of 1 or 3 months with interest rate payable at a rate of CORRA, a credit spread adjustment of 29.547 to 32.138 basis points per annum depending on the tenor of the CORRA loan, and a margin between 1.00% and 2.05% per annum depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Corporate Revolver are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Corporate Revolver is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company’s leverage ratio, on the unutilized portion of the Corporate Revolver.

As at June 30, 2024, no amounts were drawn from the Corporate Revolver. The Company has three standby letters of credit in the amount of $18.6 million (C$25.5 million) against the Corporate Revolver in relation to the audit by the CRA of its 2013-2015 taxation years, as referenced in Note 23. These standby letters of credit reduce the available balance under the Corporate Revolver.

2024 Second Quarter Financial Statements	14

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 11 - Revenue

Revenue comprised the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenue
Revenue from royalty, streams and working interests(1)(2)	$257.6	$329.9	$513.2	$606.2
Interest revenue (Note 6)	2.2	—	3.1	—
Other interest income (Note 6)	0.3	—	0.6	—
	$260.1	$329.9	$516.9	$606.2
1.	For Q2 2024, revenue includes a loss of $0.1 million and a gain of $0.2 million for provisional pricing adjustments for gold and platinum group metals, respectively (Q2 2023 – a gain of $0.1 million and loss of $0.2 million, respectively). For H1 2024, revenue includes a gain of nil and a loss of $0.1 million for provisional pricing adjustments for gold and platinum group metals, respectively (H1 2023 – a gain of $0.2 million and $0.3 million, respectively).
2.	For Q2 2024, revenue includes dividend income of $5.1 million from the Company’s equity investment in LIORC (Q2 2023 – $3.1 million). For H1 2024, revenue includes dividend income of $7.2 million from the Company’s equity investment in LIORC (H1 2023 – $5.4 million).

Revenue classified by commodity, geography and type comprised the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Commodity
Gold(1)	$156.9	$213.9	$317.8	$386.1
Silver	28.1	35.4	53.0	64.0
Platinum group metals(1)	8.0	9.9	16.2	21.3
Iron ore(2)	12.0	10.1	26.8	23.2
Other mining assets	1.7	5.1	4.7	7.1
Mining	$206.7	$274.4	$418.5	$501.7
Oil	$35.9	$36.9	$62.1	$64.0
Gas	10.8	14.2	23.1	31.1
Natural gas liquids	4.2	4.4	9.5	9.4
Energy	$50.9	$55.5	$94.7	$104.5
Revenue from royalty, stream and working interests	$257.6	$329.9	$513.2	$606.2
Interest from loans receivable
Interest revenue	$2.2	$—	$3.1	$—
Other interest income	0.3	—	0.6	—
	$260.1	$329.9	$516.9	$606.2
Geography
South America	$93.6	$106.0	$194.4	$185.2
Central America & Mexico	16.8	86.3	41.6	157.2
United States	51.2	57.8	98.0	108.1
Canada(1)(2)	51.3	43.1	91.5	86.9
Rest of World	47.2	36.7	91.4	68.8
	$260.1	$329.9	$516.9	$606.2
Type
Revenue-based royalties	$101.2	$99.8	$199.7	$191.2
Streams(1)	127.8	201.4	260.0	358.6
Profit-based royalties	17.9	15.3	31.9	32.5
Interest revenue and other(2)	13.2	13.4	25.3	23.9
	$260.1	$329.9	$516.9	$606.2
1.	For Q2 2024, revenue includes a loss of $0.1 million and a gain of $0.2 million for provisional pricing adjustments for gold and platinum group metals, respectively (Q2 2023 – a gain of $0.1 million and loss of $0.2 million, respectively). For H1 2024, revenue includes a gain of nil and a loss of $0.1 million for provisional pricing adjustments for gold and platinum group metals, respectively (H1 2023 – a gain of $0.2 million and $0.3 million, respectively).
2.	For Q2 2024, revenue includes dividend income of $5.1 million from the Company’s equity investment in LIORC (Q2 2023 – $3.1 million). For H1 2024, revenue includes dividend income of $7.2 million from the Company’s equity investment in LIORC (H1 2023 – $5.4 million).

2024 Second Quarter Financial Statements	15

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 12 - Costs of Sales

Costs of sales, excluding depletion and depreciation, comprised the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Costs of stream sales	$25.9	$43.2	$56.0	$78.2
Mineral production taxes	0.7	0.6	1.2	1.0
Mining costs of sales	$26.6	$43.8	$57.2	$79.2
Energy costs of sales	2.5	3.3	5.5	6.1
	$29.1	$47.1	$62.7	$85.3

Note 13 – General and Administrative Expenses

General and administrative expenses comprised the following:

	For the three months ended June 30,		For the six months ended June 30,
(expressed in millions)	2024	2023	2024	2023
Salaries and benefits	$2.5	$2.7	$5.0	$5.3
Professional fees	2.3	1.5	3.7	3.1
Cobre Panama arbitration expenses	0.8	—	2.3	—
Community contributions	0.3	—	0.4	0.1
Board of Directors' costs	0.1	0.2	0.2	0.3
Office, insurance and other expenses	2.4	1.8	2.5	3.6
	$8.4	$6.2	$14.1	$12.4

Cobre Panama arbitration expenses represent costs incurred in connection with the Cobre Panama arbitration proceedings, as referenced in Note 23 (a).

Note 14 - Share-Based Compensation Expenses

Share-based compensation expenses comprised the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Stock options and restricted share units	$1.5	$1.7	$2.9	$3.2
Deferred share units	0.3	0.7	1.7	2.4
	$1.8	$2.4	$4.6	$5.6

Share-based compensation expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to the DSUs.

Note 15 - Related Party Disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Short-term benefits(1)	$0.9	$0.9	$1.9	$1.8
Share-based payments(2)	1.5	1.3	4.1	3.9
	$2.4	$2.2	$6.0	$5.7
1.	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2.	Represents the expense of stock options and RSUs and mark-to-market charges on DSUs during the period.

2024 Second Quarter Financial Statements	16

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 16 - Finance Income and Expenses

Finance income and expenses for the periods ended June 30, 2024 and 2023 were as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Finance income
Interest	$16.2	$10.0	$32.2	$20.5
	$16.2	$10.0	$32.2	$20.5
Finance expenses
Standby charges	$0.5	$0.6	$1.0	$1.2
Amortization of debt issue costs	0.1	0.1	0.2	0.2
	$0.6	$0.7	$1.2	$1.4

Finance income includes interest earned on cash and cash equivalents, referenced in Note 4. Finance expenses include fees and expenses incurred in connection with the Company’s Corporate Revolver, referenced in Note 10.

Note 17 - Income Taxes

Income tax expense for the periods ended June 30, 2024 and 2023 was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Current income tax expense	$44.4	$20.0	$66.5	$39.5
Deferred income tax expense	50.9	7.0	56.3	15.1
Income tax expense	$95.3	$27.0	$122.8	$54.6

Global Minimum Tax:

On August 4, 2023, the Government of Canada released the draft Global Minimum Tax Act (“GMTA”) for consultation, which would implement key measures of the Organisation for the Economic Co-operation and Development’s (“OECD”) Pillar Two global minimum tax in Canada. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million.

On June 20, 2024, the Government of Canada enacted the GMTA legislation, effective from January 1, 2024. As a result, the Company is liable to pay a top-up tax in Canada when the effective tax rate in a jurisdiction which its subsidiary operates in is below the 15% minimum rate. All entities in the Franco-Nevada group have an effective tax rate of at least 15% for the six months-ended June 30, 2024, including its subsidiary in Barbados as a result of the new measures enacted by the Government of Barbados as described below. Therefore, no current tax expense was recognized in respect of the GMTA for the six months ended June 30, 2024.

The Company has applied the mandatory exception to recognizing and disclosing information about deferred taxes arising from Pillar Two, as provided in IAS 12.

Barbados Corporate Tax Reform:

On November 7, 2023, the Government of Barbados announced proposed tax measures in response to the OECD Pillar Two global minimum tax initiative, including an increase of the Barbados corporate tax rate to 9% effective January 1, 2024. The legislation to implement the proposed measures was enacted in May 2024. This change resulted in a deferred tax expense of approximately $49.1 million related to the remeasurement of the deferred tax liability of the Company’s subsidiary in Barbados being recognized in the six months ended June 30, 2024. In addition to the deferred tax expense for the remeasurement of deferred tax liability, the Company’s subsidiary in Barbados recognized current tax expense of $16.1 million and deferred tax recovery of $3.5 million for the six months ended June 30, 2024.

The Government of Barbados has also introduced a Qualified Domestic Minimum Top-Up Tax for tax years beginning on or after January 1, 2024, which will top-up the Barbados effective tax rate payable by an entity subject to Pillar Two, to

2024 Second Quarter Financial Statements	17

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

15%. This new measure was also enacted in May 2024 and resulted in the Company’s subsidiary in Barbados recognizing an additional current tax expense of $9.0 million for the six months ended June 30, 2024.

The total income tax expense recognized by the Company’s subsidiary in Barbados including the result of the enactment of the Barbados corporate tax reform measures was $70.7 million for the six months ended June 30, 2024, of which $25.1 million is current income tax expense and $45.6 million is deferred income tax expense, as detailed above.

Canada Revenue Agency Audit:

The Company is undergoing an audit by the Canada Revenue Agency of its 2013-2020 taxation years, as referenced in Note 23 (b).

Note 18 - Shareholders’ Equity

(a)	Share Capital

The Company’s authorized capital stock includes an unlimited number of common shares (192,426,697 common shares issued and outstanding as at June 30, 2024) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital for the periods ended June 30, 2024 and December 31, 2023 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2023	191,892,691	$5,695.3
Exercise of stock options	61,000	3.8
Dividend reinvestment plan	221,351	29.1
Balance at December 31, 2023	192,175,042	$5,728.2

Balance at January 1, 2024	192,175,042	$5,728.2
Exercise of stock options	69,432	3.5
Vesting of restricted share units	16,640	2.4
Dividend reinvestment plan	165,583	19.8
Balance at June 30, 2024	192,426,697	$5,753.9

(b)	Dividends

For the three months ended June 30, 2024, the Company declared dividends of $0.36 per common share (Q2 2023 – $0.34). For the six months ended June 30, 2024, the Company declared dividends of $0.72 per common share (H1 2023 – $0.68). Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Cash dividends	$60.3	$58.6	$119.2	$116.4
DRIP dividends	9.3	6.9	19.8	14.5
	$69.6	$65.5	$139.0	$130.9

Note 19 - Earnings per Share ("EPS")

	For the three months ended June 30,
	2024			2023
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$79.5	192.3	$0.41	$184.5	191.9	$0.96
Effect of dilutive securities	—	0.2	—	—	0.3	—
Diluted earnings per share	$79.5	192.5	$0.41	$184.5	192.2	$0.96

2024 Second Quarter Financial Statements	18

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

	For the six months ended June 30,
	2024			2023
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$224.0	192.2	$1.17	$341.0	191.9	$1.78
Effect of dilutive securities	—	0.2	(0.01)	—	0.3	(0.01)
Diluted earnings per share	$224.0	192.4	$1.16	$341.0	192.2	$1.77

For the three months ended June 30, 2024, 6,560 stock options (Q2 2023 – 59,636 stock options) were excluded in the computation of diluted EPS due to being anti-dilutive. For the six months ended June 30, 2024, 1,282 stock options (H1 2023 – 47,767 stock options) were excluded in the computation of diluted EPS due to being anti-dilutive.

Note 20 - Segment Reporting

The chief operating decision-maker organizes and manages the business under two operating segments, consisting of royalty, stream and working interests in each of the mining and energy sectors.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

	For the three months ended June 30,
	2024			2023
	Mining	Energy	Total	Mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$206.7	$50.9	$257.6	$274.4	$55.5	$329.9
Interest revenue	2.2	—	2.2	—	—	—
Other interest income	0.3	—	0.3	—	—	—
Total Revenue	$209.2	$50.9	$260.1	$274.4	$55.5	$329.9

Expenses
Costs of sales	$26.6	$2.5	$29.1	$43.8	$3.3	$47.1
Depletion and depreciation	38.2	13.7	51.9	56.6	18.3	74.9
Segment gross profit	$144.4	$34.7	$179.1	$174.0	$33.9	$207.9

	For the six months ended June 30,
	2024			2023
	Mining	Energy	Total	Mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$418.5	$94.7	$513.2	$501.7	$104.5	$606.2
Interest revenue	3.1	—	3.1	—	—	—
Other interest income	0.6	—	0.6	—	—	—
Total Revenue	$422.2	$94.7	$516.9	$501.7	$104.5	$606.2

Expenses
Costs of sales	$57.2	$5.5	$62.7	$79.2	$6.1	$85.3
Depletion and depreciation	79.5	30.4	109.9	103.4	32.4	135.8
Segment gross profit	$285.5	$58.8	$344.3	$319.1	$66.0	$385.1

2024 Second Quarter Financial Statements	19

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

A reconciliation of total segment gross profit to consolidated net income before income taxes is presented below:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Total segment gross profit	$179.1	$207.9	$344.3	$385.1

Other operating expenses (income)
General and administrative expenses	$8.4	$6.2	$14.1	$12.4
Share-based compensation expense	1.8	2.4	4.6	5.6
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Gain on sale of gold bullion	(1.1)	(1.4)	(2.5)	(2.1)
Depreciation	1.0	0.2	1.1	0.3
Foreign exchange loss (gain) and other expenses (income)	9.8	(1.7)	11.4	(3.9)
Income before finance items and income taxes	$159.2	$202.2	$315.9	$376.5

Finance items
Finance income	$16.2	$10.0	$32.2	$20.5
Finance expenses	(0.6)	(0.7)	(1.2)	(1.4)
Net income before income taxes	$174.8	$211.5	$346.9	$395.6

Note 21 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

●	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the three and six months ended June 30, 2024.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at June 30, 2024	(Level 1)	(Level 2)	(Level 3)	fair value
Equity investments	$263.0	$—	$4.5	$267.5
Warrants	—	10.5	—	10.5
Receivables from provisional concentrate sales	—	4.6	—	4.6
	$263.0	$15.1	$4.5	$282.6

2024 Second Quarter Financial Statements	20

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2023	(Level 1)	(Level 2)	(Level 3)	fair value
Equity investments	$241.8	$—	$4.6	$246.4
Skeena Convertible Debenture	—	—	24.8	24.8
Warrants	—	8.1	—	8.1
Receivables from provisional concentrate sales	—	5.7	—	5.7
	$241.8	$13.8	$29.4	$285.0

The valuation techniques that are used to measure fair value are as follows:

(a)	Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds two equity investments that do not have a quoted market price in an active market. The Company has assessed the fair value of the instruments based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

(b)	Receivables from Provisional Concentrate Sales

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

As at June 30, 2024, the carrying values of the G Mining Ventures Term Loan and SolGold Term Loan which, are measured at amortized cost approximated their fair values. The carrying values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, accounts payable and accrued liabilities approximated their fair values due to their short-term nature or negligible expected credit losses.

The Company has not offset financial assets with financial liabilities.

2024 Second Quarter Financial Statements	21

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 22 - Commitments

(a)Commodity Purchase Commitments

The following table summarizes the Company’s commitments pursuant to the associated precious metals agreements as at June 30, 2024:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	—%		22.5	% (4)	—%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	—%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	—%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	—%	20	% (21)	20	% (22)	n/a	40 years		27-Mar-24
Guadalupe-Palmarejo	50%		—%		—%	$800		n/a		n/a	40 years		2-Oct-14
Karma	4.875%		—%		—%	20	% (23)	n/a		n/a	40 years		11-Aug-14
Sabodala	—	% (24)	—%		—%	20	% (25)	n/a		n/a	40 years		25-Sep-20
MWS	25%		—%		—%	$400		n/a		n/a	40 years	(26)	2-Mar-12
Sudbury(27)	50%		—%		50%	$400		n/a		$400	40 years		15-Jul-08
Tocantinzinho	12.5	% (28)	—%		—%	20	% (29)	n/a		n/a	40 years		18-Jul-22
Cooke 4	7.0%		—%		—%	$400		n/a		n/a	40 years		5-Nov-09

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Guadalupe-Palmarejo, Karma, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Purchase price is 20% of the average gold price at the time of delivery.
24	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
25	Purchase price is 20% of prevailing market price at the time of delivery.
26	Agreement is capped at 312,500 ounces of gold.

2024 Second Quarter Financial Statements	22

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

27	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
28	Percentage decreased to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
29	Purchase price is 20% of the spot price of gold at the time of delivery.

(b)Capital Commitments

As at June 30, 2024, the Company has the following capital commitments: (i) $35.0 million in connection with the EMX Term Loan as described in Note 3 (d), (ii) $50.7 million for its share of the acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental as described in Note 3 (n), and (iii) up to $5.5 million for the joint acquisition of newly created precious metals and copper royalties sourced by EMX.

The Company also has commitments for contingent payments in relation to various royalty agreements, as follows: (i) $12.5 million in relation to its Copper World royalty, (ii) $8.0 million in relation to its Rio Baker (Salares Norte) royalty, (iii) $3.4 million (C$4.5 million) in relation to its Eskay Creek royalty, and (iv) $1.3 million in relation to its Rebecca royalty.

Subsequent to quarter-end, the Company has capital commitments in connection with the Yanacocha Royalty and Cascabel Stream, as described in Note 3 (a) and 3 (b), respectively.

Note 23 - Contingencies

(a)	Cobre Panama Arbitration Proceedings

Cobre Panama has been on preservation and safe management with production halted since November 2023.

On March 8, 2023, First Quantum Minerals Ltd. and its subsidiary, Minera Panama S.A., and the Government of Panama announced that an agreement had been reached on the terms and conditions for a revised concession contract (together with subsequent modifications, the “Revised Concession Contract”). On November 27, 2023, the Supreme Court of Panama issued a ruling, released publicly the following day, declaring Law 406 unconstitutional. As a result of these events, Franco-Nevada recognized a full impairment of the carrying value of its Cobre Panama streams of $1,169.2 million during the year ended December 31, 2023.

The Company is pursuing legal avenues to protect its investment in Cobre Panama and is of the view that it has rights under international law. On November 23, 2023, the Company notified the Ministry of Commerce and Industries of Panama (“MICI”) of its intent to initiate arbitration to enforce its rights under international law (the “Notice of Intent”) pursuant to the Canada-Panama Free Trade Agreement (the “FTA”). On February 23, 2024, the Company filed an updated Notice of Intent (the “Updated Notice of Intent”) reiterating its intent to commence arbitration under the FTA. On June 27, 2024, the Company filed a request for arbitration to the International Centre for Settlement of Investment Disputes, specifying that the Company presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development.

The Company accounts for its Cobre Panama arbitration proceedings in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. An asset will be recognized if the Company can be virtually certain that it would receive economic benefits as a result of the Cobre Panama arbitration proceedings.

2024 Second Quarter Financial Statements	23

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)	Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2013-2020 taxation years.

Transfer Pricing Reassessments

The Company has received reassessments from the CRA made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”). The following table provides a summary of the CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Transfer Pricing (Mexico)

Transfer pricing provisions in the Act apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013-2016

For 2013-2016:

Tax: $21.8 (C$29.9)

Transfer pricing penalties: $8.8 (C$12.0)

Interest and other penalties: $15.9 (C$21.8)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014-2018 2019 (proposed)

For 2014-2018, 2019 (proposed):

Tax: $80.9 (C$110.7)

Transfer pricing penalties: $12.8 (C$17.6) for 2014-2017; $17.8 (C$24.4) for 2018-2019 under review

Interest and other penalties: $33.0 (C$45.3)

If the CRA were to reassess the 2020-2023 taxation years on the same basis:

Tax: $234.6 (C$321.1)

Transfer pricing penalties: $88.7 (C$121.4)

Interest and other penalties: $44.3 (C$60.7)

(i)	Mexico (2013-2016)

In December of 2018, 2019, and 2021, the Company received Notices of Reassessment from the CRA for taxation years 2013 (the “2013 Reassessment”), 2014 and 2015 (the “2014 and 2015 Reassessments”), and 2016 (the “2016 Reassessment”, collectively with the 2013 Reassessment and the 2014 and 2015 Reassessments, the “2013-2016 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2016 Reassessments result in additional Federal and provincial income taxes of $21.8 million (C$29.9 million) plus estimated interest (calculated to June 30, 2024) and other penalties of $15.9 million (C$21.8 million) but before any relief under the Canada-Mexico tax treaty.

Subsequently, the CRA issued revised 2013-2016 Reassessments to include transfer pricing penalties of $8.8 million (C$12.0 million). The Company has filed formal Notices of Objection with the CRA against the 2013-2016 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 and Note 10. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

2024 Second Quarter Financial Statements	24

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(ii)	Barbados (2014-2020)

The 2014 and 2015 Reassessments, 2016 Reassessment, and a Notice of Reassessment received by the Company in December 2021 for taxation year 2017 (the “2017 Reassessment”, collectively with the 2014 and 2015 Reassessments and the 2016 Reassessments, the “2014-2017 Reassessments”) also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $34.0 million (C$46.5 million) plus estimated interest (calculated to June 30, 2024) and other penalties of $15.8 million (C$21.7 million).

Subsequently, the CRA issued revised 2014-2017 Reassessments to include transfer pricing penalties of $12.8 million (C$17.6 million). The Company has filed formal Notices of Objection with the CRA against the 2014-2017 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 and Note 10. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On November 10, 2023, the Company received a letter from the CRA (the “Proposal Letter”) proposing to reassess the 2018 and 2019 taxation years on the same basis as the 2014-2017 Reassessments, resulting in additional Federal and provincial income taxes of $16.6 million (C$22.7 million) for 2018 and $30.3 million (C$41.5 million) for 2019 plus estimated interest (calculated to June 30, 2024) and other penalties of $7.0 million (C$9.6 million) for 2018 and $10.2 million (C$14.0 million) for 2019. The Proposal Letter did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $6.4 million (C$8.8 million) for 2018 and $11.4 million (C$15.6 million) for 2019. On December 6, 2023, the Company received a Notice of Reassessment for the 2018 taxation year (the “2018 Reassessment”, and collectively with the 2013-2016 Reassessments and the 2017 Reassessments, the “Transfer Pricing Reassessments”) as proposed. The Company has filed a formal Notice of Objection with the CRA against the 2018 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 10. The Company does not agree with the Proposal Letter and intends to file a formal Notice of Objection when the CRA issues a Notice of Reassessment for the 2019 taxation year.

If the CRA were to reassess the Company for taxation years 2020 through 2023 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $234.6 million (C$321.1 million), transfer pricing penalties of approximately $88.7 million (C$121.4 million) plus interest (calculated to June 30, 2024) and other penalties of approximately $44.3 million (C$60.7 million).

During the quarter, the CRA expanded its audit to include the 2020 taxation year. The Company has not received any proposal or Notices of Reassessment for the 2020 taxation year in connection with this expanded audit.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Transfer Pricing Reassessments and the Proposal Letter, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Transfer Pricing Reassessments and the Proposal Letter are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

2024 Second Quarter Financial Statements	25

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 24 – Subsequent Events

Acquisitions and Other Transactions

Subsequent to quarter-end, the Company completed the following transactions:

●	On August 13, 2024, the Company acquired the Yanacocha Royalty, as described in Note 3 (a);
●	On August 9, 2024, the Company funded the EMX Term Loan, as described in Note 3 (d) and Note 6 (d);
●	On July 15, 2024, the Company acquired the Cascabel Stream, as described in Note 3 (b);
●	On July 17, 2024, the Company received full repayment of the SolGold Term Loan, as referenced in Note 3 (e) and Note 6 (b); and
●	On July 12, 2024, the Company acquired additional common shares of G Mining Ventures for a total cost of $25.0 million, as referenced in Note 3 (c) and Note 5.

2024 Second Quarter Financial Statements	26

Franco-Nevada
Franco-Nevada

Franco Nevada

WORLD GOLD COUNCIL MEMBER

FRANCO-NEVADA.COM

TSX/NYSE: FNV

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